Exhibit 99.1
July 27, 2023
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Semantix Inc. pursuant to Item 16F(a) of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission on Form 6-K of Semantix Inc., dated July 27, 2023. We agree with the statements concerning our Firm contained therein.
Very truly yours,
/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
São Paulo, Brazil